Exhibit (a)(142)

Dear PeopleSoft stockholder:

     We are pleased to inform you that Oracle and PeopleSoft have agreed to merge in a transaction valued at $10.3 billion. The Board of Directors of PeopleSoft, based upon the recommendation of its Transaction Committee composed of independent directors, has approved a definitive merger agreement dated December 12, 2004.

     Pursuant to the merger agreement, Oracle has amended its cash tender offer as set forth in the enclosed amended and restated offer to purchase, and will now pay $26.50 in cash for all PeopleSoft shares validly tendered, including all shares already tendered to Oracle’s Depositary.

     For Oracle, this merger marks a significant turning point in the evolution of the software industry. It will combine in one company what we think is the best and brightest talent in the enterprise software industry, and will enable the combined company to accelerate investments in innovation. Both companies’ customers will benefit from enhanced products and excellent support.

     Stockholders are encouraged to act promptly, as the offer will expire at Midnight, New York City time, on Tuesday, December 28, 2004, unless extended. Completion of the tender offer and the merger is subject to at least a majority of the fully diluted outstanding shares of PeopleSoft being validly tendered into the offer and to a limited number of other customary conditions.

     We urge you to read the enclosed materials carefully. If you have any questions regarding the offer or the merger or how to tender your shares, please contact MacKenzie Partners, Inc., Oracle’s information agent, toll-free at 800-322-2885 or 212-929-5500 (call collect).

Chief Executive Officer of Oracle	Co-President and Chief Financial Officer of PeopleSoft